July 19, 2013

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Attention:
     Division of Corporation Finance
     Office of International Corporate Finance

Grana y Montero S.A.A.
Registration Statement on Form F-6
Registration Statement No. 333-189768

Dear Sir or Madam:

      In accordance with Rule 461 of Regulation C under the Securities Act of 1933, the undersigned hereby respectfully requests acceleration of effectiveness of the above- captioned Registration Statement on Form F-6 to 4:00 p.m. (Washington D.C. time) on July 23, 2013, or as soon thereafter as practicable.

JPMorgan Chase Bank, N.A.
 as Depositary

By:	/s/ Gregory A. Levendis
Gregory A. Levendis
Executive Director